SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated July 19, 2018

Contact: Trinity Biotech plc Kevin Tansley (353)-1-2769800 E-mail: kevin.tansley@trinitybiotech.com	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700

Trinity Biotech Announces Results for Q2, 2018

DUBLIN, Ireland (July 19, 2018)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2018.

Quarter 2 Results

Total revenues for Q2, 2018 were $25.0m compared to $25.4m in Q2, 2017.

	2017 Quarter 2	2018 Quarter 2	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	4,350	4,019	(7.6)%
Clinical Laboratory	21,098	20,983	(0.6)%
Total	25,448	25,002	(1.8)%

Point-of-Care revenues for Q2, 2018 decreased by $0.3m. This was attributable to lower sales of HIV products in Africa due to the normal fluctuations which characterise that market, in addition to reduced HIV sales in the USA due to continued lower federal government spending in this area.

Meanwhile, Clinical Laboratory sales for the quarter were $21.0m versus $21.1m for the corresponding period last year, thus representing a decrease of 0.6%.  This was due to higher diabetes and autoimmunity revenues being offset by lower Lyme revenues as a result of severe winter weather conditions in the north-eastern USA which extended into Spring thus delaying the start of the Lyme season.

The gross margin for the quarter was 43.2%, which compares favourably to 42.5% achieved in Q2, 2017 This improvement was partly attributable to cost savings implemented during the quarter.

Research and Development expenses increased marginally from $1.3m in Q2, 2017 to $1.4m for the current quarter, whilst Selling, General and Administrative (SG&A) expenses decreased from $7.6m to $7.4m in the same period. Share option expense for the quarter increased from $0.1m to $0.3m due to an unusually low charge in Q2 of last year and caused total indirect costs to increase from $9.0m to $9.1m.

Operating profit fell slightly from $1.8m to $1.7m due to the increase in indirect costs, which was driven entirely by a higher share option charge this quarter.

Financial income for the quarter remained constant at $0.2m whilst interest payable, mainly arising on the Company’s exchangeable notes, was also static at $1.2m.  Non-cash expenses were immaterial this quarter as the gain of almost $0.2m arising on a decrease in the fair value of the embedded derivatives associated with the exchangeable notes was offset by a non-cash interest charge of $0.2m.

The Company recorded a profit, excluding non-cash items of $0.6m for the quarter, which equates to earnings per share of 2.9 cents compared to 3.1 cents in the equivalent period last year. Fully diluted EPS for the quarter was 6.7 cents compared to 6.8 cents in Q2, 2017.

EBITDA before share option expense for the quarter was $2.9m.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Operating profit fell slightly from $1.8m to $1.7m when compared to the equivalent quarter last year. The impact of lower revenues due to lower Lyme sales was offset by an improvement in gross margin from 42.5% to 43.2%.  However, indirect costs increased from 9.0m to 9.1m, though this increase was entirely driven by an increase in share option expense due an unusually low charge in Q2 of last year.  However, cash based indirect costs actually fell in the quarter.  This was partly driven by cost cutting measures implemented during the quarter, the impact of which will be more greatly felt in subsequent quarters.  Diluted EPS for the quarter was broadly flat at 6.7 cents, whilst year to date EPS was 13.9 cents compared with 11.7 cents for the first six months of 2017.”

Ronan O’Caoimh, CEO of Trinity said “Whilst revenues were down 1.8% compared to Q2 last year our profitability was largely unaffected.  This was largely due to the impact of cost savings measures that we undertook during the quarter. It is of note that most of the measures were implemented midway during the quarter and hence we will not see their full impact until next quarter. In the months ahead we will continue to seek further cost savings. These measures are being driven by our objective to reach a cash flow neutral position for the company for the financial year 2019. ”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended June 30, 2018 (unaudited)	Three Months Ended June 30, 2017 (unaudited)	Six Months Ended June 30, 2018 (unaudited)	Six Months Ended June 30, 2017 (unaudited)

Revenues	25,002	25,448	48,801	48,984

Cost of sales	(14,194)	(14,629)	(27,565)	(28,274)

Gross profit	10,808	10,819	21,236	20,710
Gross margin %	43.2%	42.5%	43.5%	42.3%

Other operating income	24	26	48	49

Research & development expenses	(1,419)	(1,322)	(2,691)	(2,651)
Selling, general and administrative expenses	(7,358)	(7,561)	(14,298)	(14,588)
Indirect share based payments	(329)	(130)	(763)	(380)

Operating profit	1,726	1,832	3,532	3,140

Financial income	196	196	401	373
Financial expenses	(1,158)	(1,169)	(2,317)	(2,339)
Net financing expense	(962)	(973)	(1,916)	(1,966)

Profit before tax & non-cash items	764	859	1,616	1,174

Income tax expense	(158)	(176)	(290)	(275)

Profit after tax before non-cash items	606	683	1,326	899

Non-cash financial (expense) / income	(12)	219	(354)	1,249

Profit after tax and non-cash items	594	902	972	2,148

Earnings per ADR (US cents)	2.8	4.1	4.7	9.8

Earnings per ADR excluding non-cash financial (expense) / income (US cents)	2.9	3.1	6.3	4.1

Diluted earnings per ADR (US cents)*	6.7	6.8	13.9	11.7

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	21,847,528	20,904,777	21,974,369

Weighted average no. of ADRs used in computing diluted earnings per ADR	26,157,644	27,104,994	26,166,077	27,231,931

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

 The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June 30, 2018 US$ ‘000 (unaudited)	Mar 31, 2018 US$ ‘000 (unaudited)	Dec 31, 2017 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	7,769	7,033	5,800
Goodwill and intangible assets	68,263	66,474	64,754
Deferred tax assets	9,047	8,968	8,698
Other assets	701	779	771
Total non-current assets	85,780	83,254	80,023

Current assets
Inventories	34,818	34,179	32,805
Trade and other receivables	23,138	22,118	20,740
Income tax receivable	1,287	1,234	1,440
Cash and cash equivalents	49,426	53,895	57,607
Total current assets	108,669	111,426	112,592

TOTAL ASSETS	194,449	194,680	192,615

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,224	1,224	1,224
Share premium	16,187	16,187	16,187
Accumulated surplus	47,430	46,837	46,157
Other reserves	1,853	1,529	1,628
Total equity	66,694	65,777	65,196

Current liabilities
Income tax payable	252	344	310
Trade and other payables	20,494	21,761	20,870
Provisions	50	50	50
Total current liabilities	20,796	22,155	21,230

Non-current liabilities
Exchangeable senior note payable	95,179	95,167	94,825
Other payables	341	453	532
Deferred tax liabilities	11,439	11,128	10,832
Total non-current liabilities	106,959	106,748	106,189

TOTAL LIABILITIES	127,755	128,903	127,419

TOTAL EQUITY AND LIABILITIES	194,449	194,680	192,615

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended June 30, 2018 (unaudited)	Three Months Ended June 30, 2017 (unaudited)	Six Months Ended June 30, 2018 (unaudited)	Six Months Ended June 30, 2017 (unaudited)

Cash and cash equivalents at beginning of period	53,895	69,851	57,607	77,108

Operating cash flows before changes in working capital	3,204	3,739	6,462	6,006
Changes in working capital	(1,466)	(367)	(4,145)	(2,575)
Cash generated from operations	1,738	3,372	2,317	3,431

Net Interest and Income taxes (paid)/received	(30)	62	175	239

Capital Expenditure & Financing (net)	(3,877)	(3,185)	(7,939)	(6,832)

Free cash flow	(2,169)	249	(5,447)	(3,162)

Share buyback	-	(3,096)	(434)	(4,929)

Payment of HIV-2 licence fee	-	-	-	(1,112)

30 year Exchangeable Note interest payment	(2,300)	(2,300)	(2,300)	(2,300)

Once-off items	-	(727)	-	(1,628)

Cash and cash equivalents at end of period	49,426	63,977	49,426	63,977

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  19 July 2018